As filed with the Securities and Exchange Commission on August 14, 2006

Registration No. 333-130214

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT

NO. 2 to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Burlington Northern Santa Fe Corporation

(Exact name of registrant as specified in its charter)

Delaware	41-1804964
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

BNSF Funding Trust I

(Exact name of registrant as specified in its charter)

Delaware	Applied for
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2650 Lou Menk Drive Fort Worth, Texas 76131-2830 (817) 333-2000	Jeffrey R. Moreland 2650 Lou Menk Drive Fort Worth, Texas 76131-2830 (817) 352-1350
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

James J. Junewicz Mayer, Brown, Rowe & Maw LLP 71 S. Wacker Drive Chicago, Illinois 60606 (312) 701-7032	Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212)558-4000

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Explanatory Note:

We are filing this post-effective amendment solely for the purpose of adding exhibits 4.7 and 25.3 to the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits.

A list of exhibits included as part of this registration statement is set forth in the Index to Exhibits which immediately precedes such exhibits and is incorporated herein by reference.

II-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on August 14, 2006.

BURLINGTON NORTHERN SANTA FE CORPORATION

By:	/s/ JEFFREY T. WILLIAMS
Jeffrey T. Williams
Senior General Attorney

Each person whose signature appears below hereby authorizes any Authorized Officer acting alone to execute in the name of such person and in the capacity indicated below, and to file, any amendments (including post-effective amendments) to this registration statement which any Authorized Officer deems necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, and any rules, regulations, and requirements of the Securities and Exchange Commission in respect thereof, and to take any other action on behalf of such person which any Authorized Officer deems necessary or desirable in connection therewith. The term “Authorized Officer” as applied with respect to any action taken pursuant to this power of attorney means (1) any person who is the Registrant’s Chairman, President and Chief Executive Officer, Executive Vice President and Chief Financial Officer or Executive Vice President - Law and Governmental Affairs and Secretary at the time such action shall be taken and (2) any other officer of the Registrant or a wholly-owned subsidiary of the Registrant who shall be authorized by any person identified in clause (1) to act as an Authorized Officer for purposes of this paragraph.

Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities indicated on August 14, 2006.

/s/ *
Matthew K. Rose, Chairman, President and Chief Executive Officer (Principal Executive Officer) and Director

/s/ *
Thomas N. Hund, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ *
Paul W. Bischler, Controller (Principal Accounting Officer)

/s/ *
Alan L. Boeckmann, Director

Donald G. Cook, Director

/s/ *
Vilma S. Martinez, Director

/s/ *
Marc F. Racicot, Director

/s/ *
Roy S. Roberts, Director

/s/ *
Marc J. Shapiro, Director

/s/ *
J.C. Watts, Jr., Director

/s/ *
Robert H. West, Director

/s/ *
J. Steven Whisler, Director

/s/ *
Edward E. Whitacre, Jr., Director

*By:	/s/ JEFFREY T. WILLIAMS
Jeffrey T. Williams
Attorney-In-Fact

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on August 14, 2006.

BNSF Funding Trust I

By:	/s/ LINDA J. HURT
Linda J. Hurt
Trustee

By:	/s/ JEFFREY T. WILLIAMS
Jeffrey T. Williams
Trustee

INDEX TO EXHIBITS

Exhibit Number	Description of Document
1*	Underwriting Agreement

4.1*	Indenture, dated as of December 8, 2005, between BNSF and US Bank, National Association, as Trustee

4.2*	Declaration of Trust of BNSF Funding Trust I

4.3*	Certificate of Trust of BNSF Funding Trust I

4.4*	Amended and Restated Declaration of Trust of BNSF Funding Trust I

4.5*	Guarantee Agreement Between BNSF and US Bank Trust National Association as Guarantee Trustee

4.6*	Supplemental Indenture between BNSF and US Bank Trust National Association

4.7	Indenture, dated as of December 1, 1995, between BNSF and Bank One Trust Company, National Association, successor to The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4 of BNSF’s Registration Statement on Form S-3 filed on February 8, 1999 (Registration No. 333-72013))

5*	Opinion of Mayer, Brown, Rowe & Maw LLP

12*	Statement of Computation of Ratio of Earnings to Fixed Charges (filed herewith)

23.1*	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5)

23.2*	Consent of PricewaterhouseCoopers LLP

24	Powers of Attorney (included on the signature page of this registration statement)

25.1*	Statement of Eligibility of US Bank Trust National Association on Form T-1 as property trustee for the preferred securities of BNSF Funding Trust I

25.2*	Statement of Eligibility of US Bank Trust National Association on Form T-1 as trustee for the BNSF Debt Securities and guarantees

25.3	Form T-1 Statement of Eligibility of Qualification under the Trust Indenture Act of 1939 of J.P. Morgan Trust Company, National Association (filed herewith)

*- previously filed.